UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
USD 25,000,000 Callable Fixed Rate Notes due 3 March 2033

by the European Bank for Reconstruction and Development pursuant to its EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 1 March 2023

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar (“USD”) 25,000,000 Callable Fixed Rate Notes due 3 March 2033 (the “Notes”) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 1 March 2023 (together, the “Offering Circular”).

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser’s Confirmation dated 1 March 2023 (the “Purchaser’s Confirmation”) provided by Wells Fargo Securities, LLC (“Wells Fargo”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”), Wells Fargo has agreed to purchase the Notes. The obligations of Wells Fargo are subject to certain conditions as set forth in the Purchaser’s Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	N/A	100.00%
Total	USD 25,000,000	N/A	USD 25,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Wells Fargo has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of Citibank, N.A. as agent and any paying agents; the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing; all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the Pricing Supplement and any amendments or supplements thereto, if any; and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser’s Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
	(ii)	The Purchaser’s Confirmation dated 1 March 2023.
	(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
	(ii)	The Supplementary Offering Circular dated 22 July 2019.**

(iii)	The Pricing Supplement dated 1 March 2023.

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

** Previously filed with the Securities and Exchange Commission on 27 August 2019.

3